UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

                              Amendment No.: ___ *

                Name of Issuer: BNP Residential Properties, Inc.

      Title of Class of Securities: Common Stock, $.01 par value per share

                             CUSIP Number: 05564T103


             Date of Event Which Requires Filing of this Statement:

                                September 5, 2003

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                 / / Rule 13d-1(b)
                                 /X/ Rule 13d-1(c)
                                 / / Rule 13d-1(d)

                *The remainder of this cover page shall be filled
                 out for a reporting person's initial filing on
                 this form with respect to the subject class of
                       securities, and for any subsequent
                  amendment containing information which would
                    alter the disclosures provide in a prior
                                   cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
                Section 18 of the Securities Exchange Act of 1934
               ("Act") or otherwise subject to the liabilities of
                 that section of the Act but shall be subject to
                        all other provisions of the Act.
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CUSIP Number:  05564T103

1.       Name of Reporting Persons
         I.R.S. Identification No. of Above Persons

                  Peter J. Weidhorn

2.       Check the appropriate Box if a Member of a Group

                  a.
                  b.

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.       Sole Voting Power:

                  917,290 (1) (2)

6.       Shared Voting Power:

                  0

7.       Sole Dispositive Power:

                  8,200

8.       Shared Dispositive Power:

                  909,090 (2)


                                    Cover-2
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  917,290 (1) (2)

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares /   /

11.      Percent of Class Represented by Amount in Row (9)

                  13.5%

12.      Type of Reporting Person

                  IN

(1) Includes 909,090 shares that are directly owned by Preferred Investment I, LLC. Peter J. Weidhorn is the managing member of Preferred Investment I, LLC and may be deemed to have sole voting and shared dispositive power with respect to such shares.
(2) The 909,090 shares directly owned by Preferred Investment I, LLC are shares of Series B Cumulative Convertible Preferred Stock of the issuer ("Shares"). Any of such Shares are convertible into Common Stock of the issuer at any time (i) upon redemption by the issuer, (ii) upon a change in control of the issuer, or (iii) after December 28, 2004.


                                    Cover-3

 CUSIP Number:  05564T103

1.       Name of Reporting Persons
         I.R.S. Identification No. of Above Persons

                  Preferred Investment I, LLC

2.       Check the appropriate Box if a Member of a Group

                  a.
                  b.

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.       Sole Voting Power:

                  909,090 (2)

6.       Shared Voting Power:

                  0

7.       Sole Dispositive Power:

                  909,090 (2)

8.       Shared Dispositive Power:

                  0
                                    Cover-4

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  909,090 (2)

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares /   /

11.      Percent of Class Represented by Amount in Row (9)

                  13.4%

12.      Type of Reporting Person

                  00

(2) 909,090 shares are directly owned by Preferred Investment I, LLC and are shares of Series B Cumulative Convertible Preferred Stock of the issuer ("Shares"). Any of such Shares are convertible into Common Stock of the issuer at any time (i) upon redemption by the issuer, (ii) upon a change in control of the issuer, or (iii) after December 28, 2004.

                                    Cover-5

Item 1 (a)      Name of Issuer:  BNP Residential Properties, Inc.

       (b)      Address of Issuer's Principal Executive Offices:

                  301 S. College Street
                  Suite 3850
                  Charlotte, NC 28202-6024

Item 2 (a)-(c) Name, Address of Principal Business office, and Citizenship of Persons Filing:

                  Peter J. Weidhorn and Preferred Investment I, LLC c/o Westminster Management
                  18 Columbia Turnpike
                  Florham Park, New Jersey 07932

                  Peter J. Weidhorn is a citizen of the United States of America. Preferred Investment I, LLC is a limited liability company formed under the laws of the State of New Jersey


       (d) Title of Class of Securities: Common Stock, $.01 par value per share

       (e) CUSIP Number: 05564T103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) (1) or 13d-2(b) or (c) check whether the person filing is: Not Applicable.

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4.  Ownership.

       (a)        Amount Beneficially Owned:

                           917,290 (1) (2)

       (b)        Percent of Class: 13.5%

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

       (c)        Number of Shares as to which the person has:


                  (i)   Sole Power to vote or direct the vote:  917,290 (1) (2)
                  (ii)  Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition
                        of:  8,200
                  (iv) Shared power to dispose or to direct the disposition of: 909,090 (2)

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.



                                       7
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Item 10. Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




September 15, 2003                              /s/ Peter J. Weidhorn
                                       ----------------------------------------
                                                PETER J. WEIDHORN



                                       PREFERRED INVESTMENT I, LLC


September 15, 2003                     By:      /s/ Peter J. Weidhorn
                                          -------------------------------------
                                                Peter J. Weidhorn, its
                                                Managing Member

                                       8
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                                  EXHIBIT INDEX


       EXHIBIT                   DESCRIPTION

        99.1                     Joint Filing Agreement

                                       9
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